Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	VIA EDGAR AND FEDEX

August 8, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Tabatha McCullom Joel Parker Amy Reischauer Daniel Greenspan

RE:	FibroGen, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted June 11, 2014
CIK No. 000921299

Ladies and Gentlemen:

On behalf of FibroGen, Inc. (“FibroGen” or the “Company”), we are submitting this letter and the following information in response to a letter, dated July 9, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on June 11, 2014. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”) and sending the Staff a hard copy of this letter, the Amended Registration Statement, and a version of the Registration Statement that is marked to show changes to the one originally submitted on June 11, 2014.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

General

1. If our comments are applicable to portions of the filings that we have not cited, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response: The Company acknowledges the Staff’s comment.

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2. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it submitted various exhibits with the Registration Statement and is concurrently submitting additional exhibits with the Amended Registration Statement. The Company advises the Staff that the Company will submit copies of the remaining exhibits, once available, with its subsequent submissions and filings under the Securities Act of 1933, as amended (the “Securities Act”).

3. Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Response:

The Company respectfully advises the Staff that the graphics included in the Amended Registration Statement are the only graphics the Company will use in its prospectus.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s comment and is supplementally providing, under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Company advises the Staff that to date, it is not aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105 of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in this offering. If the Company becomes aware that such research reports have been distributed, the Company will notify the Staff and provide copies of the relevant communications or reports.

5. We note that you have submitted a request for confidential treatment of portions of Exhibits 10.19, 10.20, 10.23, and 10.24, and that your exhibit index indicates that you have requested or will be requesting confidential treatment of portions of certain other exhibits. We will provide any comments on your confidential treatment request(s) and the related disclosure in one or more separate comment letters.

Response: The Company acknowledges the Staff’s comment.

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“We will incur increased costs as a result of operating as a public company …” page 56

6. Please expand this risk factor to include an estimate of the annual costs you expect to incur as a public company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while it expects its legal, insurance, accounting and other general and administrative expenses to be higher once it is a public company, the Company does not believe it is possible to accurately predict or reasonably estimate the amount of additional costs it may incur as a public company or the timing of such costs, and respectfully submits that due to the difficulty in arriving at such estimates, the majority of IPO issuers do not include such disclosure in their prospectuses. The increase in legal, insurance, accounting and other expenses, and the timing of these increases, will be affected by many variables, the effects of which cannot be predicted.

Furthermore, while many of these increased costs relate to costs associated with the public reporting requirements with which the Company has not historically had to comply, including rules of the Commission, the listing exchange and the Sarbanes-Oxley Act, some costs are also generated by the need to develop additional infrastructure to support the Company’s growing business. While the cost increase is undeniably driven by both anticipated public company costs and the inherent costs of a growing business, attempting to allocate specific quantities of expenses to one or the other cause would be speculative and potentially misleading.

Use of Proceeds, page 64

7. Please revise your disclosure to identify:

•	the product candidates the development of which you may fund with proceeds from the offering;

•	the approximate amount intended to be used for each program; and

•	the anticipated stage of development that you estimate the proceeds from this offering will allow you to reach

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amended Registration Statement to describe its current product candidates, the development of which may, under some circumstances, be funded in part with proceeds from the offering and in part with its existing cash balances and expected cash proceeds from its license and collaboration agreements. However, the Company respectfully advises the Staff that it expects its existing cash and cash equivalents, short-term and long-term investments and payments due under its license and collaboration agreements will be sufficient to meet is working capital and capital expenditure needs for at least the next 12 months, and, if roxadustat is successful in further clinical development, expected payments under its existing license and collaboration agreements may be sufficient to fund the Company’s development of roxadustat through commercialization. However, as a result of its current cash and cash

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equivalent balance and collaboration funding, the Company respectfully submits that it cannot estimate or apportion a specific amount of proceeds to be used toward a particular product candidate or development plan and any attempt to do so would not be meaningful disclosure to investors. For example, were the Company to apply offering proceeds to a particular program, it is the Company’s current expectation that this would mean only that it would in turn use less of its existing cash or expected collaboration receipts to fund such program.

Additionally, because the Company’s current development plans will take years to complete, it is not possible to estimate or anticipate what stage of development the proceeds from this offering will allow the Company to reach, or distinguish the progress made due to the proceeds from this offering as opposed to the cash balances and cash proceeds expected from its license and collaboration agreements.

Management’s Discussion and Analysis and Results of Operations

Research and Development Expenses, page 75

8. Please disclose the total research and development expenses incurred from inception to date for the four product candidates presented in the table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 72, 75 and 76 of the Amended Registration Statement. The Company acknowledges the Staff’s comment to specify the research and development expense incurred since inception for the four product candidates presented in the table and respectfully advises the Staff that the Company’s accounting records do not break out such expenses in that level of detail (by product candidate) going back to inception. Hence, the Company advises that the most complete disclosure possible is to state the aggregate research and development expense incurred since inception and note in the disclosure that the majority has been spent on roxadustat, FG-3019, and other HIF-PH inhibitors.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 79

9. Please disclose the methods used and the nature of your material assumptions in determining the fair value of your common stock. Please note we may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 81 of the Amended Registration Statement. The disclosure of the Company’s stock-based compensation under the section entitled “Stock-Based Compensation” conforms to Section 9520 of the Division of Corporation Finance Financial Reporting Manual, as revised on February 6, 2014. This disclosure is also consistent with remarks made by the Director of the Division of Corporation Finance at an American Bar Association Business Law Section meeting

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earlier this year. Once the estimated offering price has been determined, the Company will supplementally provide the Staff with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance for the preceding twelve months.

Business, page 91

10. Please amend your disclosure to describe the INDs submitted for roxadustat, FG-3019, and FG-6874 by indication and specify when these INDs were filed and by whom. Additionally, if an IND has not been filed for each product candidate for each of the indications you are currently investigating, please explain why.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 124, 125, 129, 133 and 152 of the Amended Registration Statement.

11. In this section, as well as in the prospectus summary, please explain what “physiologic range” means the first time the term it appears, as in “This coordinated erythropoietic response includes both the stimulation of red blood cell progenitors by erythropoietin, or EPO, typically within or near physiologic range…”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 99 of the Amended Registration Statement.

12. We note throughout your prospectus you occasionally characterize roxadustat as “effective” or “demonstrating efficacy” when discussing your clinical observations. Because FDA approval is dependent on the agency making a formal determination (according to criteria specified in law and agency regulations) that a drug, biologic or, in certain cases, a medical device, is both safe and effective, it is premature for you to describe your clinical stage products as either safe or effective. It is also inappropriate to state that the results of any of your trials demonstrated or established safety or efficacy. Accordingly, please remove or modify this wording, as necessary, throughout your prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Registration Statement, beginning on page 4 of the Amended Registration Statement.

13. In the discussion of each of your ongoing Phase 3 studies, please indicate whether you have begun patient enrollment and, if so, the date such enrollment began and the number of patients enrolled to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 122 of the Amended Registration Statement. The Company advises the Staff that it has not disclosed the number of patients enrolled to date in each of its ongoing Phase 3 studies for roxadustat. The progress of clinical development is inherently uncertain and the Company

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does not believe that enrollment in such studies at any given time (beyond at the outset to evidence the initiation of those Phase 3 studies) is material to investors, but disclosure of such enrollment would provide potential competitive advantages to the Company’s competitors.

Roxadustat for the Treatment of Anemia in Chronic Kidney Disease

Reimbursement Challenges Associated with ESAs, page 97

14. Please amend your disclosure to explain briefly CMS’s bundled ESRD payment approach under Medicare Part B the first time you introduce this concept in your Business section and prospectus summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Registration Statement.

15. On page 106, where you discuss statistical significance and p-values, please explain the relevance of statistical significance to the FDA’s evidentiary standards for drug approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Amended Registration Statement.

16. On page 113, under the subheading “Study 053,” your statement that “Incident dialysis patients are at increased risk of serious cardiovascular events and death as compared to incident dialysis patients” appears to be in error. Please revise this sentence as necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Amended Registration Statement.

Status with Regulatory Agencies, page 120

17. Please amend your disclosure to provide the dates of your meeting with the FDA regarding your Phase 3 development program and the confirmation from the EMA of your Phase 3 development program.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of the Amended Registration Statement.

Roxadustat for the Treatment of Anemia in Chronic Kidney Disease in China

Commercialization – Reimbursement, page 127

18. You state that you intend to apply for reimbursement by the Chinese government, and that such pricing for drugs under reimbursement is determined by the government rather than the drug manufacturer. However, you then state that you believe you will have flexibility to price roxadustat competitively. Please revise your disclosure to clarify this apparent discrepancy.

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Response: In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Amended Registration Statement.

Reversal of Lung Damage in Preclinical Models with FG-3019

in Pulmonary Fibrosis, page 137

19. In the chart that appears at the top of page 138 illustrating the results of the FG-3019 study, please provide appropriate legends that identify the triangle and circle data markers associated with the placebo-treated animals and those treated with FG-3019, respectively.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Amended Registration Statement.

Collaborations

Our Collaboration Partnerships for Roxadustat – Astellas, page 148

20. Please revise your description of your agreements with Astellas here to disclose the aggregate amount of payments received to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 152 of the Amended Registration Statement.

AstraZeneca, page 149

21. Please revise your description your agreements with AstraZeneca here to disclose the aggregate amount of payments received to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Amended Registration Statement.

Manufacture and Supply, page 152

22. If you are substantially dependent on any of your manufacturing-related agreements with WuXi STA, Catalent, IRIX, or Boehringer Ingelheim, please file a copy of such agreement as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company will file its Process Development and Clinical Supply Agreement, as amended, with Boehringer Ingelheim Pharma GmbH & Co. KG (together with a request for confidential treatment of portions of such agreement) as an exhibit to a future filing of the Registration Statement.

The Company respectfully advises the Staff that the Company entered into the other manufacturing-related agreements with WuXi STA, Catalent, and IRIX in the ordinary course of business and the Company is not substantially dependent upon any of such agreements. The Company believes that it could replace any of these manufacturers without a material impact on

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its development plans. Given the Company’s development stage, the Company only uses such manufacturing agreements for clinical development, not commercial, supply and is in the process of qualifying additional suppliers for the Company’s product candidates. Accordingly, the Company respectfully submits that its agreements with these suppliers are not required to be disclosed under Item 601(b)(10) of Regulation S-K.

Intellectual Property

In-License Agreements – University of Miami, page 171

23. Please revise your description of your license agreement with the University of Miami to disclose the amount of the upfront licensing fee, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 175 of the Amended Registration Statement.

Bristol-Myers Squibb Company (Medarex, Inc.), page 171

24. Please revise your description of your license agreement with Medarex to disclose the amount of development-related milestone payments paid to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 176 of the Amended Registration Statement.

Notes to Consolidated Financial Statements

Note 3—Collaboration Agreements

Accounting for the Astellas Agreements, page F-14

25. Please address the following regarding your Astellas collaboration agreements:

•	Disclose the co-development payments for the Europe agreement that were included in the consideration for the arrangements.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 3 - Collaboration Agreements to the consolidated financial statements beginning on page F-16 of the Amended Registration Statement.

•	Disclose the amount of consideration that was allocated to each deliverable and any remaining deferred revenue.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 3 - Collaboration agreements to the consolidated financial statements, beginning on page F-20 of the Amended Registration Statement.

•	Tell us what the license revenue recorded in 2012 and 2013 represent.

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In response to the Staff’s comment, the Company notes that the license revenue recorded in 2012 and 2013 represented the application of the original relative selling price ratios to the various deliverables in the Europe Agreement from additional consideration earned in 2012 and 2013 as co-development services were performed. For the Japan Agreement, the Company also earned additional consideration as it performed co-development services in 2012 and 2013, which were treated as additional arrangement consideration, with the relative selling price method applied to the additional arrangement consideration. To clarify, for the Japan agreement, there was no contractual requirement for co-development services to be performed by the Company over the non-contingent development period; however, both parties have subsequently agreed that the Company would be compensated for providing clinical supplies and providing certain intellectual property related services related to the collaboration arrangements, which the Company is treating as additional arrangement consideration consistent with the application of other consideration received under these agreements.

Under the Astellas agreements, the Company notes that the fixed arrangement consideration was structured with fees paid in installments over multiple years. Further, under the Europe Agreement, the Company received additional arrangement consideration (both contingent and non-contingent) every year for co-development services performed by it during the development period. As disclosed in the notes to the consolidated financial statements, the Company determined the non-contingent performance period associated with co-development services for the Europe Agreement to be 36 months and thereby included this consideration in its application of the relative selling price method to the various deliverables, as the Company deemed these amounts to be fixed and determinable. Other than milestones (which have been evaluated under ASC 605-28), the other contingent arrangement consideration under the Europe Agreement was solely related to additional co-development services earned after the 36 month period which the Company treated as additional arrangement consideration for which the relative selling price method was also followed.

The Company considered the guidance contained in ASC 605-25-30-2 and 5, which calls for the arrangement consideration to be allocated to the separate units of accounting based on their relative selling prices with initial revenue recognition limited to the non-contingent amount allocated to the delivered item. In considering this guidance and in light of having received arrangement consideration over a number of periods, the Company concluded that application of the relative selling price method to all of the consideration received (other than for substantive milestones) was the most appropriate method of revenue recognition for the respective deliverables.

•	Tell us why you recognize revenue for co-development services when the reimbursement is contractually due as opposed to when it is earned.

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In response to the Staff’s comment, the Company notes that it recognizes revenue as reimbursements for such co-development services are earned. Whether recognizing the revenue as reimbursements are earned or when they are contractually due will result in the same reported revenue for the periods in question. In any event, for clarity, the Company has updated the disclosure on page F-16 of the Amended Registration Statement to reflect the above fact pattern.

•	Clarify for us the precise payments you are referring to when you state that any upfront consideration received after the initial proceeds on the agreement signing date were allocated to co-development services based on relative selling price. For instance does this include any non-contingent payments made after signing date, and if so why.

In response to the Staff’s comment and as explained in detail above, the Company received non-contingent payments over a course of multiple years and received additional arrangement consideration (both contingent and non-contingent) every year for co-development services performed by it. As detailed above, the Company applies the relative selling price method to all consideration received (other than for substantive milestones) and allocates arrangement consideration to the various units of account. In light of the Staff’s observations and comments, the Company has updated the disclosure on page F-17 of the Amended Registration Statement to more clearly reflect the application of the relative selling price method to all the deliverables in the arrangement.

•	Provide us with a detailed analysis supporting your conclusion that the license in Japan provides stand-alone value to the customer despite the lack of manufacturing rights. In this regard, we are unsure how the compensation under the arrangement would impact the stand-alone value conclusion.

In response to the Staff’s comment, the Company notes that the Japan agreement with Astellas contemplates that Astellas will develop and market products under the arrangement in Japan on its own. Although FibroGen will make its own development data available, Astellas has, or has access to, the necessary knowledge and skills to develop and commercialize product under the agreement, including manufacturing information, which must be submitted in Japan for regulatory purposes. Astellas and other third party contract manufacturers also have the necessary knowledge and skills to manufacture product, as the manufacture of these products does not require specialized knowledge or expertise, and Astellas has, or has access to manufacturing capacity and capital.

However, while Astellas has the right to develop, market and sell products, it does not have the right to manufacture them, as that right remains with the Company. As a consequence of these contractual limitations, Astellas would not be in position on its own to realize the value of selling products. Although the Company acknowledges that such contractual limitations could suggest that standalone value for the license does not exist, the Company believes the conclusion on standalone value is appropriate based on the factors described below, which the Company specifically evaluated. For example, the fact that other vendors provide such manufacturing services is an indication that the license has standalone value because in the event of a breach of contract by FibroGen, Astellas could hypothetically license the manufacturing rights separate from the collaboration agreement and manufacture or have manufactured the product, whether directly or through an alternative third party vendor. This is

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indicative of the license rights having utility or value separate and apart from the actual services performed in the manufacture of product notwithstanding the contractual agreement assigning those rights to FibroGen. In addition, Astellas has the right to sub-license to third parties, providing another method under which Astellas can realize value from the license, further supporting the conclusion that the license has standalone value.

The Company concluded that its facts and circumstances demonstrate that the retention of manufacturing rights by FibroGen was a by-product of the decisions on how the two companies would share in the economics, rather than being driven by any concerns about which parties actually would have the ability to manufacture. As noted in the Amended Registration Statement, the companies decided that FibroGen should be compensated through the transfer price on manufactured product, rather than based on a sales royalty or profit split, and that FibroGen would receive its consideration from Astellas at the time of the delivery of the product to Astellas (who will be the principal sales entity in the Japanese market), rather than after the Astellas sale. The assignment of manufacturing rights to FibroGen was used to establish that compensation arrangement in the collaboration, and for no other reason. The Company believes that the limited purpose of its retention of manufacturing rights further support its conclusion that the license and development services have standalone value to Astellas.

Accounting for the AstraZeneca Agreements, page F-15

26. Please address the following regarding your AstraZeneca collaboration agreements:

•	Disclose the total arrangement consideration and separately quantify the fixed and determinable amounts.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 3 - Collaboration agreements to the consolidated financial statements on page F-15 of the Amended Registration Statement.

•	Disclose the amount of consideration that was allocated to each deliverable and any remaining deferred revenue.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Note 3 - Collaboration agreements to the consolidated financial statements on page F-20 of the Amended Registration Statement.

•	Tell us what the license revenue recorded in 2014 represents.

In response to the Staff’s comment, the Company notes that the license revenue recorded in 2014 represents the application of the original relative selling price ratios to the various deliverables from additional non-contingent payments received and co-development consideration earned in the first quarter of fiscal year 2014 under the AstraZeneca agreements.

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Under the AstraZeneca agreements, the Company received additional non-contingent time-based payments and earned additional arrangement consideration as co-development services were performed by the Company in the first quarter of fiscal year 2014. Other than milestones (which have been evaluated under ASC 605-28), the payments earned in the first quarter of fiscal year 2014 were treated as additional arrangement consideration to which the relative selling price ratios were applied.

The Company considered the guidance contained in ASC 605-25-30-2 and 5, which calls for the arrangement consideration to be allocated to the separate units of accounting based on their relative selling prices with initial revenue recognition limited to the non-contingent amount allocated to the delivered item. In considering this guidance and in light of the Company having received (and its expectation that it will receive) arrangement consideration over a number of periods, the Company concluded that application of the relative selling price method to all of the consideration received (other than for substantive milestones) was the most appropriate method of revenue recognition for the respective deliverables.

•	Tell us why you recognize revenue for co-development services when the reimbursement is contractually due as opposed to when it is earned.

In response to the Staff’s comment, the Company notes that it recognizes revenue as reimbursements for such co-development services are earned. Whether recognizing the revenue as reimbursements are earned or when they are contractually due will result in the same reported revenue for the periods in question. In any event, for clarity, the Company has updated the disclosure on page F-18 of the Amended Registration Statement to reflect the above fact pattern.

•	Clarify for us the precise payments you are referring to when you state that any upfront consideration received after the initial proceeds on the agreement signing date were allocated to co-development services based on relative selling price. For instance does this include any non-contingent payments made after signing date, and if so why.

In response to the Staff’s comment and as explained above, the Company received an additional non-contingent payment and earned additional arrangement consideration for co-development services performed by it in the first quarter of fiscal year 2014. Further as detailed above, the Company applies the original relative selling price ratios to all consideration received (other than for substantive milestones) in order to allocate arrangement consideration to various units of accounting. In light of the Staff’s comments and observations, the Company has updated the disclosure beginning on page F-19 of the Amended Registration Statement.

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•	In the footnote to your tabular disclosure on page 20 you state that co-development, information sharing, and committee services have been combined into a single unit of accounting. Please disclose why this is the case pursuant to ASC-605-25-50-2f.

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 3 - Collaboration Agreements to the consolidated financial statements on page F-21 of the Amended Registration Statement.

Item 16. Exhibits and Financial Statement Schedules, page II-5

27. Please file a copy of each of the following as an exhibit to your registration statement:

•	the individual offer letter agreements with your executive officers;

Response: The Company respectfully submits that the offer letter agreements with its executive officers do not constitute “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K and therefore are not required to be filed as exhibits to the Registration Statement. (The Company notes that it has not entered into an offer letter or employment agreement with its Chief Executive Officer, Thomas Neff.) These offer letter agreements specify only the executive officers’ starting salaries at the time the contracts were entered into (2000 for Mr. Cotroneo and 2008 for each Drs. Valone and Yu), provisions of general company policy (i.e. the requirement for execution of employee confidentiality agreement, the availability of company benefits, etc.) and state that the executive officer’s employment relationship is “at will.” There is no bonus, severance or other benefit attributed to the executive officers under these agreements, and as such we respectfully submit that they therefore do fall under the types of contracts or arrangements enumerated under Regulation S-K Item 601(b)(10)(iii)(A). Moreover, given that the base salaries specified in these offer letter agreements are no longer the current salaries of the executive officers, we respectfully submit that these agreements will not provide any insight to investors and, in fact, would be misleading to investors given that the compensation information contained in them is at least 6 years out of date.

Finally, the 2013 compensation information for the Company’s named executive officers is disclosed in the Registration Statement, and the form of offer letter used for the executive officers has been filed as an exhibit to the Registration Statement.

•	the TEKES promissory note(s) and any related agreement(s);

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and F-26 of the Amended Registration Statement with respect to the TEKES promissory notes and related agreements (“TEKES Notes”). The Company’s subsidiary, FibroGen Europe Oy may not only request forgiveness of the TEKES Notes if the applicable project such note funded does not result in an economically profitable business or does not meet its technological objectives, but under the Conditions for Subordinated Loans for Product

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Development, the TEKES Notes are not repayable until FibroGen Europe Oy has distributable funds. As FibroGen Europe Oy does not currently have any distributable funds, and the Company does not expect to have such funds for at least the next five years, and furthermore, because the Company is not a guarantor of such TEKES Notes, it does not believe they constitute “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K and therefore are not required to be filed as exhibits to the Registration Statement.

•	the September 2012 Credit Facility; and

Response: The Company respectfully advises the Staff that as disclosed in the Registration Statement, the Company repaid all amounts borrowed in each of 2012 and 2013 under the September 2012 Credit Facility, such Credit Facility terminated in September 2013, and neither party to such Credit Facility has any further performance obligations thereunder. We do not believe it constitutes a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K and therefore is not required to be filed as an exhibit to the Registration Statement.

•	the January 2013 FibroGen China note

Response: The Company respectfully advises the Staff that the principal amount of the January 2013 FibroGen China note is $600,000, and this note is immaterial in amount and significance. The total outstanding principal balance and unpaid accrued interest on the note will be converted into Series A Preferred Stock of FibroGen China at the option of the lender or by the Company at its discretion, and neither the note, nor the Series A Preferred Stock of FibroGen China, is convertible into equity of the Company.

In summary, the Company has not filed these agreements as exhibits to the Amended Registration Statement.

28. We note that you have incorporated Exhibit 10.21 by reference to Exhibit 10.2 to a Form 8-K filed by Medarex, Inc., and that Medarex has redacted portions of these exhibits pursuant to a confidential treatment order granted to it. Please be advised that you may only satisfy your obligation to file required exhibits by: (1) filing your own properly marked, redacted exhibit and submitting a request for confidential treatment in your own name for any redacted portions; or (2) incorporating by reference a complete, unredacted copy of an exhibit filed by a third party.

Response: In response to the Staff’s comment, the Company has filed as Exhibit 10.21 an unredacted version of the Research and Commercialization Agreement by and among the Company, GenPharm International Inc., Medarex, Inc. and FibroPharma, Inc., effective as of July 9, 1998.

***

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155    T: (650) 843-5000    F: (650) 849-7400    WWW.COOLEY.COM

U.S. Securities and Exchange Commission

August 8, 2014

Page Fifteen

Please contact me at (650) 843-5636 or Glen Sato of Cooley LLP at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Thomas B. Neff, FibroGen, Inc.

Michael Lowenstein, FibroGen, Inc.

Glen Y. Sato, Cooley LLP

John L. Savva, Sullivan & Cromwell LLP

Deepak Bhandarkar, PricewaterhouseCoopers LLP

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155    T: (650) 843-5000    F: (650) 849-7400    WWW.COOLEY.COM